                                                                  EXHIBIT (A)(1)

               FIRST AMENDMENT TO THE OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                         SPANLINK COMMUNICATIONS, INC.
                                       AT
                              $10.50 NET PER SHARE
                                       BY

                           SPANLINK ACQUISITION CORP.

    SPANLINK ACQUISITION CORP. HAS AMENDED ITS OFFER TO PURCHASE FOR CASH AS
FOLLOWS:

    THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED. THE OFFER AND WITHDRAWAL RIGHTS PERIOD ORIGINALLY EXPIRING MARCH 30, 2000 WILL NOW EXPIRE AT 5:00 P.M. MINNESOTA TIME ON APRIL 12, 2000, UNLESS THE OFFER IS EXTENDED.

    SHAREHOLDERS WHO HAVE PREVIOUSLY VALIDLY TENDERED SHARES PURSUANT TO THE INITIAL OFFER TO PURCHASE AND WHO HAVE NOT WITHDRAWN THOSE SHARES NEED NOT TAKE ANY FURTHER ACTION IN ORDER TO TENDER SHARES PURSUANT TO THE OFFER, AS AMENDED. SHAREHOLDERS WHO HAVE TENDERED SHARES ON OR PRIOR TO MARCH 30, 2000 PURSUANT TO GUARANTEED DELIVERY PROCEDURES SHOULD COMPLY WITH THE REQUIRED PROCEDURES. SEE "PROCEDURES FOR TENDERING SHARES" IN THE ORIGINAL OFFER TO PURCHASE.

    Questions and requests for assistance or for additional copies of this amended Offer to Purchase, the original Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to Corporate Investor Communications, Inc. (the "Information Agent") at its addresses and telephone numbers set forth on the back cover of this First Amendment to the Offer to Purchase. Shareholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
                    THE INFORMATION AGENT FOR THE OFFER IS:
                    CORPORATE INVESTOR COMMUNICATIONS, INC.

                        THE DEPOSITARY FOR THE OFFER IS:
                               NORWEST BANK, N.A.

March 30, 2000

     The Offer to Purchase is hereby amended and supplemented as follows:

1. "SUMMARY TERM SHEET -- HOW MUCH ARE YOU WILLING TO PAY AND WHAT IS THE FORM OF PAYMENT?" on page 1 of the Offer to Purchase is hereby amended and supplemented to restate the paragraph as follows:

     HOW MUCH ARE YOU OFFERING TO PAY AND WHAT IS THE FORM OF PAYMENT?

          We, the Purchaser, are offering to pay $10.50 per share, net to you in cash. If you tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses.

2. "SPECIAL FACTORS -- BACKGROUND OF THE OFFER" is hereby amended and supplemented to restate the third paragraph on page 6 of the Offer to Purchase as follows:

          On September 29, 1998, a special meeting of the board of directors was convened to discuss a proposal by Dougherty & Company to seek a strategic investor or acquiror for the Company. At this meeting, the board listened to a presentation by Dougherty & Company regarding the alternatives the Company had available to raise additional funds. Dougherty & Company recommended that the Company seek a strategic investor or acquiror and presented a proposal for Dougherty & Company to act as investment banker for the Company in such a search. In connection with its consideration of Dougherty & Company's proposal, the board considered other alternatives to maximize shareholder value, including an additional public offering of the Company's equity, additional debt financing and new areas of focus for the Company's business. The board concluded that the relatively low trading price of the Company's common stock precluded an additional public equity offering and that it was inadvisable to place additional pressure on the Company's cash flow and operations by adding debt. Regarding new areas of focus, the board determined that the Company's existing business with its key customer could be placed at risk if resources were diverted to new areas. Following this discussion, Mr. Shockley recommended that Dougherty & Company be retained to do a preliminary valuation and explore the possibility of finding an acceptable investor or acquiror. The board unanimously voted to retain Dougherty & Company to begin such an analysis.

3. "SPECIAL FACTORS -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE OFFER -- Market Price and Premium; Factors; Affecting Stock Price" is hereby amended and supplemented to restate the last paragraph on page 11 of the Offer to Purchase as follows:

          Market Price and Premium; Factors Affecting Stock Price. The Special Committee considered the historical market prices and recent trading activity of the Common Stock with a particular emphasis on the relationship between the $10.50 per Share cash price offered and the trading history of the Common Stock. In particular, the Special Committee noted that the $10.50 per Share cash price offered represents a premium of (x) approximately 9.1% over the $9.625 per Share closing price on the Nasdaq SmallCap Market on February 18, 2000, one week before the Merger Agreement was publicly announced, and (y) approximately 30.8% over the $8.03 per Share closing price on the Nasdaq SmallCap Market on January 25, 2000, one month prior to the announcement. The Special Committee also considered certain factors that, in the analysis presented by Dougherty & Company, were believed to be causing the Common Stock to trade at prices higher than the Company's minority interest trading value at such times. The Special Committee and Dougherty & Company believed that the Company's stock was trading above the publicly-traded minority value that would be supported by any rational analysis. Before the public announcement of the Merger Agreement, the Company observed some comments on internet message boards speculating that the Company might be acquired and believes the price was driven by speculation of a possible transaction. Because it is the Company's policy not to comment on rumors, the Company did not issue a press release or otherwise respond to these rumors. Moreover, Cisco had advised the Company that Cisco did not wish for the Company to disclose the transaction until the Merger Agreement was signed and the tender offer materials were prepared for distribution. The Company could not announce the transaction earlier without placing the transaction at risk. The Company completed the Merger Agreement and drafts of the tender offer materials by February 25. On that date the parties executed the Merger Agreement and issued a press release announcing the transaction. The Special Committee did not consider it necessary to update their recommendation when the February 24 market

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

     price temporarily exceeded $10.50 per share based on (a) the February 25, 2000 opinion of Dougherty & Company, and (b) because the Special Committee was of the view, supported by advice from Dougherty & Company, that the market price was driven by speculation and therefore not an accurate indication of value.

4. "SPECIAL FACTORS -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE OFFER -- Dougherty & Company Fairness Opinion and Valuation Data" is hereby amended and supplemented to restate the fourth paragraph on page 12 of the Offer to Purchase as follows:

          Dougherty & Company Fairness Opinion and Valuation Data. The Special Committee also considered the financial presentation of Dougherty & Company and their oral opinion delivered at the Special Committee meeting held on the morning of February 20, 2000 (and subsequently confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the $10.50 per Share in cash being offered in the Offer and to be received in the Merger is fair, from a financial point of view, to the Company's Non-Affiliated Shareholders. A copy of Dougherty & Company's written opinion setting forth the assumptions made, matters considered and limitations on the review undertaken by Dougherty & Company is attached as Annex A to this Offer to Purchase and is incorporated herein by reference. Shareholders are urged to, and should, read the opinion of Dougherty & Company carefully and in its entirety (see "Annex A -- Opinion of the Special Committee's Financial Advisor"). In considering this information, the Special Committee took into account the presentation of Dougherty & Company regarding their analysis of the Company's value based upon comparable public company, comparable merger and acquisition transaction, and discounted cash flow data. The Special Committee did not consider the Company's value from a net book value or liquidation standpoint. The Special Committee and Dougherty & Company believed that these methods were irrelevant in valuing a technology company such as the Company due to the potentially significant values embodied in intangible assets and the low values likely to be realized upon a liquidation. Moreover, Dougherty & Company believed that net book value and liquidation value were inappropriate for measuring the going concern value of the Company.

5. "SPECIAL FACTORS -- RECOMMENDATION OF THE SPECIAL COMMITTEE AND BOARD OF DIRECTORS; FAIRNESS OF THE OFFER -- Value of Potential Technology or Opportunities" is hereby amended and supplemented to restate the fifth full paragraph on page 13 of the Offer to Purchase as follows:

          Value of Potential Technology or Opportunities. The Special Committee investigated and considered the Company's technology and opportunities to determine whether there was additional value not know by the members or reflected in the Company's stock price. Following their investigation, the Special Committee concluded that there was no technology or other value in the Company not known to the Special Committee or reflected in the Company's stock price. The Special Committee took into consideration the knowledge of its members regarding the Company's business, technology and opportunities developed through their long association with the Company. The Special Committee believed that this investigation supported the determination of fairness by confirming that the Company's technology and opportunities had been appropriately evaluated by the Special Committee and Dougherty & Company.

6. "SPECIAL FACTORS -- OPINION OF FINANCIAL ADVISOR -- Stock Trading History" is hereby amended and supplemented to restate the last paragraph on page 17 of the Offer to Purchase as follows:

       Stock Trading History

          Dougherty & Company reviewed the historical market prices and trading volumes of the Common Stock from February 18, 1999 to February 18, 2000. Dougherty & Company also compared the Company's closing stock price with an index composed of the Comparable Public Companies. This information was presented solely to provide the Special Committee of the Board with background information regarding the price of the Common Stock over the period indicated. Dougherty & Company noted that over the indicated periods, the high and low prices for shares of Common Stock were $9.63 per share and $2.00 per share, respectively, and that the average daily trading volume of the market price of the Common Stock was approximately 32,364 shares. Dougherty & Company also observed that the

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

     market price of the Common Stock increased 133.3%, but had underperformed the market value weighted index of the Comparable Public Companies over the one-year period analyzed. Dougherty & Company believed that in the weeks preceding announcement of the Merger Agreement, certain factors were causing the Common Stock to trade at prices higher than the Company's minority interest trading value at such times. Dougherty & Company believed the Company's stock was trading above the publicly-traded minority value that would be supported by any rational analysis as a result of speculation that the Company might be acquired.

7. "SPECIAL FACTORS" is hereby amended and supplemented to add, immediately prior to "Opinion of Financial Advisor" on page 15, the following:

     FEBRUARY 23, 1999 VALUATION ANALYSIS

          In the fall of 1998, the Company engaged Dougherty & Company to prepare a valuation analysis and assist the Company in seeking a strategic investor or acquiror. Dougherty & Company, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, and valuations for estate, corporate and other purposes. Dougherty & Company is a recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions.

          In connection with its engagement in the fall of 1998, Dougherty & Company (i) reviewed certain publicly available financial statements and other information of the Company, (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the Company's management, (iii) analyzed certain financial projections prepared by the Company's management, (iv) discussed the past and current operations and financial condition and the prospects of the Company with the Company's management, (v) reviewed the reported prices and trading activity of the Company's Common Stock, (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities, (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions,
     (viii) performed such other analyses as it deemed appropriate. No limitations were imposed by the Board upon Dougherty & Company with respect to the investigations made or procedures followed by it in preparing the February 23, 1999 valuation analysis.

          The valuation analysis was presented to the Company's Board on February 23, 1999, about one year before the execution of the Merger Agreement on February 25, 2000. During that one-year period, the Company's business declined materially from revenues of $11,083,239 and net income of $263,953 for the year ended December 31, 1998 to revenues of $9,602,882 and a net loss of $1,369,938 for the year ended December 31, 1999.

          The Company's outlook for future operations was significantly more optimistic in February, 1999 than it was in February, 2000. In February, 1999 the Company projected 1999 revenues of $18,000,000, almost double the actual 1999 revenues of $9,602,882, and projected 1999 net income of $1,189,000, about $2,500,000 greater than the actual 1999 net loss of $1,369,938. In February 1999, the Company expected revenues to grow from $18,000,000 in 1999 to $27,000,000 in 2000 and $37,800,000 in 2001. In
     February 1999 the Company expected net income would grow from $1,189,000 in 1999 to $2,716,000 in 2000 and $4,382,000 in 2001. As set forth below under the heading "Opinion of Financial Advisor -- Other Matters", the projections which the Company provided to Dougherty for its February 25, 2000 fairness opinion are significantly more conservative. The Company acknowledges that its February 1999 projections were, in hindsight, inaccurate and do not reflect the Company's current expectations for future performance. Because these inaccurate projections were used in the Comparable Public Company Analysis and the Discounted Cash Flow Analysis performed in connection with the February 23, 1999 valuation analysis and described below, these analyses should not be relied upon.

          Although the Company's operating results deteriorated in 1999, the market values of companies in the computer telephony/call center software industry were generally increasing, resulting in improved valuation multiples in February, 2000 as compared to February, 1999. The Comparable Public Company Analysis and the Comparable Merger and Acquisition Transaction Analysis performed for the

     February 23, 1999 valuation analysis and described below were based on multiples that, in general, have improved materially since February 1999. As a result, these analyses should not be relied upon.

          Because of the significant changes in the Company's historical and projected operating results and in the market for comparable companies from February, 1999 to February, 2000, the Special Committee did not rely on the February 23, 1999 valuation analysis in making its determination to approve and recommend the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

          In preparing the February 23, 1999 valuation analysis, Dougherty & Company performed certain procedures, including each of the analyses described below, and reviewed with the Board the assumptions on which such analyses were based as well as other factors.

       Comparable Public Company Analysis

          Using publicly available information, Dougherty & Company analyzed and compared certain operating, financial and market trading information of the Company with that of six publicly traded companies operating in the computer telephony/call center software industry deemed by Dougherty & Company to be generally comparable to the Company. The selected comparable companies were Brite Voice Systems, Inc., DaVox Corporation, Edify Corporation, Geneysis Telecommunications Laboratories, Inc., GeoTel Communications, Inc., InterVoice, Inc., Melita International Corporation, Periphonics Corporation, Syntellect Inc. and Talk Corporation (collectively, the "Comparable Public Companies").

          Dougherty & Company reviewed, among other things, the equity market values plus net debt (the "Enterprise Value") as multiples of latest twelve month ("LTM") and estimated 1999 revenues, LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and LTM earnings before interest and taxes ("EBIT") for the Comparable Public Companies. Dougherty & Company also reviewed the Comparable Public Companies' multiples of equity market value to LTM, and estimated 1999 and estimated 2000 earnings per share ("EPS"). All multiples were based on closing stock prices as of January 22, 1999. Due to the Company's LTM results, multiples based on EBITDA, EBIT and EPS did not yield meaningful results. Applying an Enterprise Value to 1999 projected revenue multiples for the Comparable Public Companies of 2.0x to the 1999 projected revenue for the Company resulted in an equity value for the Company of $6.94 per share. To obtain an estimate of control value, Dougherty & Company applied control premiums ranging from 20.0% to 40.0%, resulting in values of $8.47 to $9.88 per share. Because this analysis was conducted in February 1999 using inaccurate projections and multiples which do not reflect current market conditions, it should not be relied upon.

          Dougherty & Company performed a price to earnings (P/E) based valuation of the Company based on projected 2000 net income using financial projections prepared by the management of Spanlink. Dougherty & Company discounted to present value the projected share price of the Company's Common Stock at December 31, 2000. The projected stock prices were based upon a range of P/E ratios of 20 to 28 times projected 2000 EPS. Dougherty & Company used a range of discounts rates of 22.0% to 26.0% which were based on an analysis of the Company's cost of equity capital, competitive position and industry conditions. These assumptions produced stock prices with present values ranging between $5.80 and $8.65 per share (without giving effect to a change in control premium). Because this analysis was conducted in February 1999 using inaccurate projections and P/E ratios which do not reflect current market conditions, it should not be relied upon.

       Comparable Merger Value and Acquisition Transactions

          Using publicly available information, Dougherty & Company analyzed, among other things, the Enterprise Value paid in selected transactions of public companies operating in the computer telephony/ call center software industry deemed by Dougherty & Company to be generally comparable to the

     Company (collectively, the "Comparable Merger and Acquisition Transactions"). The Acquirers/ Acquirees were as follows:

                          ACQUIRER                                     ACQUIREE
                          --------                                     --------
            DaVox Corp.                                  AnswerSoft, Inc.
            Seibel Systems, Inc.                         Scopus Technology, Inc.
            Oracle Corporation                           Versatility, Inc.
            Aspect Telecommunications, Inc.              Voicetek Telecommunications, Inc.

          Dougherty & Company analyzed and compared, among other things, the Enterprise Value in each transaction as a multiple of LTM revenues, EBITDA and EBIT. Applying an Enterprise Value to LTM revenue multiple and a P/E multiple to LTM EPS for the Comparable Merger and Acquisition Transactions to the corresponding financial data for the Company, resulted in an equity reference range for the Company of $7.46 to $8.36 per share. Dougherty & Company noted that its Comparable Merger and Acquisition Transaction analysis gave effect to a change in control premium, therefore no control premium was required. Because this analysis was conducted in February 1999 using revenue and P/E multiples which do not reflect current market conditions, it should not be relied upon.

       Discounted Cash Flow Analysis

          Dougherty & Company performed a discounted cash flow analysis of the Company based upon estimates of projected financial performance prepared by the management of the Company in February 1999. Dougherty & Company calculated a range of implied equity values of the Company based upon the discounted present value of the sum of (i) the projected five-year stream of unleveraged free cash flow and (ii) the projected terminal value at the year 2004. In conducting this analysis, Dougherty & Company applied discount rates ranging from 22.0% to 26.0% and multiples of 2004 EBITDA of between 8.0 and 12.0. The range of discount rates and terminal multiples of EBITDA used in the analysis described above were chosen to reflect the growth prospects and risks of the Company including an assessment of, among other things, the Company's weighted average cost of capital, competitive position and industry conditions.

          Based on this analysis, Dougherty & Company derived an implied equity value per share of between $5.99 and $10.17 per share. To obtain an estimate of control value, Dougherty & Company applied control premiums ranging from 20% to 40% resulting in values of $9.52 to $11.10 per share. Because this analysis was conducted in February 1999 using inaccurate projections and multiples which do not reflect current market conditions, it should not be relied upon.

       Stock Trading History

          Dougherty & Company reviewed the historical market prices and trading volumes of the Company's Common Stock during 1998 and year-to-date through February 23, 1999. Dougherty & Company noted that based on its valuation analysis and using the projected financial information prepared by the management of the Company the current and historical stock prices were well below the final range of $8.00 to $10.00 indicated by the valuation analysis. However, because the valuation analysis was conducted in February 1999 using inaccurate projections and market data which does not reflect current market conditions, it should not be relied upon.

          The foregoing summary of the February 23, 1999 valuation analysis is provided only for historical information regarding the actions taken by the Company's Board and Dougherty & Company in connection with their attempt to find a strategic investor or acquiror for the Company. All of the valuation conclusions arising from the February 23, 1999 valuation analysis should not be relied upon. For providing its services in assisting the Company in a search for a strategic investor or acquiror, the Company paid Dougherty & Company a $25,000 retainer fee. The Company also agreed to indemnify Dougherty & Company and certain related persons against certain liabilities arising out of or in conjunction with its engagement, including certain liabilities under federal securities laws. Additional fees would have been payable in the event a transaction was closed, but since no transaction was closed, the Company did not pay Dougherty & Company any additional fee in connection with this engagement

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

8. "SPECIAL FACTORS -- OPINION OF FINANCIAL ADVISOR" is hereby amended and supplemented to add, immediately prior to the first full paragraph on page 18 of the Offer to Purchase, the following:

       Other Matters

          In conducting its review and analysis and in arriving at its opinion, Dougherty & Company relied upon the management of the Company as to the reasonableness and achievability of the Company's financial projections (and the assumptions therefor) provided to Dougherty & Company. These financial projections were not prepared for public disclosure and do not comply with either the published guidelines of the SEC regarding projections or forecasts or the American Institute of Certified Public Accountants' Guide for Prospective Financial Statements. The projections provided to Dougherty & Company were not audited or reviewed by independent accountants.

          With the Company's consent, Dougherty & Company assumed that the Company's projections reflect the best currently available estimates and judgments of the Company's management and that such projections and forecasts will be realized in the amounts and in the time periods currently estimated by management. Dougherty & Company was not engaged to assess the achievability of such projections or assumptions. In addition, Dougherty & Company did not conduct an evaluation or appraisal of any of the assets, properties or facilities of the Company nor was it furnished with any such evaluation or appraisal.

          The following is a summary of the projections provided by the Company to Dougherty & Company that Dougherty & Company reviewed and relied upon in connection with rendering its fairness opinion.

                                            FOR THE YEARS ENDING DECEMBER 31
                                                         ($000S)
                                   ---------------------------------------------------
                                    2000E      2001E      2002E      2003E      2004E
                                   -------    -------    -------    -------    -------
Sales..........................    $12,897    $21,000    $30,000    $38,000    $46,000
Cost of Sales..................      5,159      9,450     12,600     14,820     16,560
                                   -------    -------    -------    -------    -------
Gross Margin...................      7,738     11,550     17,400    $23,180     29,440
Operating Expenses.............      7,738     10,500     14,400     17,100     20,700
                                   -------    -------    -------    -------    -------
Operating Income...............    $     0    $ 1,050    $ 3,000    $ 6,080    $ 8,740
                                   =======    =======    =======    =======    =======

          In preparing the foregoing projections, the Company assumed that sales would grow 34% from 1999 to 2000; 63% from 2000 to 2001; 43% from 2001 to
     2002; 27% from 2002 to 2003 and 21% from 2003 to 2004. The projections assume the second half of 2000 will show stronger year-to-year improvement than the first half as the Company recovers from deteriorating revenue trends in the second half of 1999. The Company expects this year-to-year improvement to continue throughout 2001. The declining rate of sales growth in subsequent years reflects the larger revenue base. The projections do not assume any increased sales attributable to Cisco or its business partners. Cost of sales were forecast to decline as a percentage of revenue due to the improved product pricing, infrastructure improvements which were anticipated to increase custom programming efficiencies and changes in revenue mix. The Company assumed that operating expenses would increase at a rate much slower than sales due to the effect of spreading higher revenue levels over certain operating expenses which are relatively fixed in nature.

          The projections set forth above constitute forward-looking statements under the federal securities laws. The assumptions and estimates underlying the projections are inherently uncertain and, though considered reasonable by the Company's management, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those projected, including, among others, the following risks and uncertainties:

        - The Company's expectation that revenues from packaged software will continue to increase as a percentage of total revenues while revenues from custom software decrease as a percentage of total revenues depends upon (i) increasing marketplace acceptance and demand of the packaged software products; (ii) continuing ability of the Company to develop new packaged products to keep pace with technological advancements; and (iii) availability of financing to support marketing and distribution.

        - The Company's expectation that it will continue to increase revenues and improve operating performance is subject to the highly competitive nature of the computer telecommunications marketplace, the Company's dependence on certain significant customers, the loss of which would have an adverse effect on the Company, the possibility of adverse changes in the general business and economic environment and the availability of sufficient financing.

        - The accuracy of the Company's belief that its current capital resources will be sufficient to fund current and anticipated business operations depends, in part, on meeting anticipated revenue goals, operating efficiencies and effective expense management, in addition to renewal of the Company's bank line of credit and general and competitive conditions.

          The inherent uncertainties in projections increase materially for years closer to the end of the projection periods. Accordingly, there can be no assurance that projected results are indicative of the Company's future performance or that actual results will not be materially higher or lower than those projections. Inclusion of these projections in this Offer to Purchase should not be regarded as a representation by any person that the projected results will be achieved.

          The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analysis or of the summary set forth above, without considering the analysis as a whole, could create an incomplete view of the processes underlying Dougherty & Company's opinion. In arriving at its opinion, Dougherty & Company considered the results of all such analyses. The analyses were prepared solely for purposes of providing its opinion to the Special Committee that the Per Share Amount to be received by the Non-Affiliated Shareholders pursuant to the Offer and the Merger was fair to such holders from a financial point of view.

          Pursuant to the engagement letter dated February 16, 2000 between the Company and Dougherty & Company, the Company has agreed to pay Dougherty & Company a fee for its evaluation of the fairness of the transaction of $100,000. In addition, Dougherty & Company will receive an additional fee of $40,000 for acting as financial advisor to the Special Committee and assisting in negotiations. Neither of these fees is conditioned upon the closing of the Merger. In addition, the Company has agreed to reimburse Dougherty & Company for its reasonable out-of-pocket expenses incurred in connection with its activities under the letter agreement, regardless of whether the Merger is consummated. The Company has also agreed to indemnify Dougherty & Company and certain related persons against certain liabilities arising out of or in conjunction with its engagement, including certain liabilities under federal securities laws.

     LEGAL PROCEEDINGS RELATED TO THE OFFER

          On March 14, 2000, the Company, the Purchaser and the Founding Shareholders were served with a summons and complaint regarding a legal action with respect to the proposed going private transaction. The plaintiff in the lawsuit is Stephen M. Russell, a holder of 2,000 shares of the Company's common stock. The lawsuit was filed in Hennepin County District Court and names as defendants Spanlink Communications, Inc., Spanlink Acquisition Corp., Brett A. Shockley, Loren A. Singer, Jr., Todd
     A. Parenteau, Bruce E. Humphrey, Thomas R. Madison, Joseph D. Mooney and Timothy E. Briggs. The plaintiff asserts that the individual defendants breached their fiduciary duty to shareholders in approving the Offer and Merger and that the Company and the Purchaser have aided and abetted the alleged violations of fiduciary duty. The plaintiff has requested certification of a class action on behalf other Company shareholders and that Mr. Russell serve as the representative of that class. The plaintiff initially sought, among other things, a court order enjoining the defendants from proceeding with the Merger, as well as compensatory damages, costs and attorney's fees. On March 20, 2000 the Court in this matter heard arguments from the parties on a motion for expedited discovery and took the matters presented under advisement. On March 23, 2000 the Court issued a ruling denying the plaintiff's motion. Discovery in the matter is expected to proceed according to normal timing and procedure. The Company believes the plaintiff's claims lack merit and intends to defend itself vigorously.

 9. "SPECIAL FACTORS" is hereby amended and supplemented to add, immediately prior to the POSITION OF THE PURCHASER REGARDING FAIRNESS OF THE OFFER paragraph on page 20 of the Offer to Purchase, the following:

     PAST CONTACTS AND TRANSACTIONS

          The Purchaser was formed on February 24, 2000 by the Founding Shareholders for the purpose of conducting the Offer and the Merger and therefore has engaged in no prior contacts or transactions with the Company. The Founding Shareholders, however, have served the Company as founders, employees and directors throughout the Company's history. Except for serving as employees and directors and receiving compensation in connection with such services and except as otherwise described in this Offer to Purchase, during the past two years none of the Founding Shareholders have purchased any Company securities, engaged in any material transactions with the Company, or engaged in negotiations with respect to any proposed transaction with the Company.

10. "SPECIAL FACTORS -- POSITION OF THE PURCHASER REGARDING FAIRNESS OF THE OFFER" is hereby amended and supplemented to restate the paragraphs on page 20-21 of the Offer to Purchase as follows:

     POSITION OF THE PURCHASER AND THE FOUNDING SHAREHOLDERS REGARDING FAIRNESS OF THE OFFER

          The Purchaser and the Founding Shareholders believe that the consideration to be received by the Company's Non-Affiliated Shareholders pursuant to the Offer and the Merger is fair to the Non-Affiliated Shareholders. The Purchaser and the Founding Shareholders base their belief on the following facts: (i) the fact that the Special Committee concluded that the Offer and the Merger are fair to, advisable and in the best interests of, the Company's Non-Affiliated Shareholders, (ii) notwithstanding the fact that Dougherty & Company's opinion was addressed to the Special Committee and that neither the Company nor Purchaser is entitled to rely on such opinion, the fact that the Special Committee received an opinion from Dougherty & Company that, as of the date of such opinion and based on and subject to certain matters stated in such opinion, the consideration to be paid in the Offer and the Merger is fair to the Non-Affiliated Shareholders from a financial point of view, (iii) the fact that the per Share price to be paid in the Offer and the Merger represents a large premium over the closing price of the Shares in calendar year 1999,
     (iv) the fact that the same consideration will be paid in both the Offer and the Merger, (v) the Offer and the Merger will each provide consideration to the Company's Shareholders entirely in cash and (vi) the other factors enumerated by the Special Committee as supporting their recommendation of the Offer and the Merger. The Purchaser and the Founding Shareholders did not find it practicable to assign, nor did they assign, relative weights to the individual factors considered in reaching their conclusion as to fairness.

          The Purchaser and the Founding Shareholders believe that the fairness of the transaction to the Non-Affiliated Shareholders is supported by procedural safeguards used to protect the Non-Affiliated Shareholders. Before discussions regarding the Offer and the Merger began, the Company retained an investment banker who undertook a search for a potential buyers and received no serious indications of interest. When discussion regarding the Offer and Merger developed, the Company's Board of Directors formed the Special Committee, thereby removing from the decision making process Brett Shockley and Loren Singer, who face a conflict of interest as directors and affiliates of the Purchaser. The Special Committee retained Dougherty & Company to render an opinion as to the fairness of the Offer and the Merger to the Non-Affiliated Shareholders. The Special Committee also retained its own legal counsel. The Purchaser and the Founding Shareholders believe that these procedural steps protected the Non-Affiliated Shareholders by leaving approval of the Offer and Merger in the hands of an independent committee of directors with qualified professional guidance. The Purchaser and the Founding Shareholders also believe that the earlier unsuccessful search for potential buyers for allowed the Special Committee to fairly assess the alternatives available to the Company.

          The Offer and the Merger are not structured to require the approval of a majority of the Non-Affiliated Shareholders. Assuming that the Purchaser purchases shares tendered in the Offer, the Purchaser will be able to approve the Merger even if all remaining Non-Affiliated Shareholders vote against the Merger. Non-Affiliated Shareholders will have the right to dissent from the Merger under the

     Minnesota Business Corporation Act. One of the conditions to the Merger provides that the Purchaser is not obligated to proceed with the Merger if holders of more than 5% of the Company's outstanding shares have exercised dissenters' rights.

          In reaching its determination that the Offer and Merger are fair to the Non-Affiliated Shareholders, the Purchaser and the Founding Shareholders relied significantly upon the determinations of the Special Committee and their financial advisor, Dougherty & Company. In addition to the preceding discussion, the Purchaser and the Founding Shareholders adopt the analysis and conclusions of the Special Committee set forth above under the heading "Special Factors -- Recommendation of the Special Committee and Board of Directors; Fairness of the Offer" and the analysis and conclusions of Dougherty & Company's set forth above under the heading "Special
     Factors -- Opinion of Financial Advisor."

11. "THE OFFER -- SPANLINK COMMUNICATIONS, INC. BALANCE SHEET -- LIABILITIES AND SHAREHOLDERS' EQUITY -- Total liabilities and shareholders' equity" on page 42 of the Offer to Purchase is hereby corrected to state the accurate totals as follows:

          Total liabilities and shareholders' equity.....    $6,504,195    $7,261,074    $5,854,627
                                                             ==========    ==========    ==========

12. "THE OFFER -- CERTAIN INFORMATION CONCERNING PURCHASER" is hereby amended and supplemented to restate the paragraphs on page 42-43 of the Offer to Purchase as follows:

     CERTAIN INFORMATION CONCERNING PURCHASER AND THE FOUNDING SHAREHOLDERS

          Purchaser is a Minnesota corporation organized in connection with the Offer and the Merger and has not carried on any significant activities other than in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

          The principal offices of Purchaser are located at 7125 Northland Terrace, Minneapolis, MN 55428. The telephone number of Purchaser at such location is (612) 971-2000.

          Except as set forth in this Offer to Purchase, neither Purchaser nor any of the persons listed on Schedule II, or any associate or majority owned subsidiary of any of the foregoing, beneficially owns or has a right to acquire any Shares, and neither Purchaser nor any of the persons or entities referred to above, or any of the respective executive officers, directors or subsidiaries of any of the foregoing, has effected any transaction in the Shares during the past 60 days.

          Except as set forth in this Offer to Purchase, Purchaser has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies.

          Except as set forth in this Offer to Purchase, none of Purchaser, any of its affiliates, or any of the persons listed on Schedule II, has had, since the second fiscal year preceding the date of this Offer to Purchase, any business relationships or transactions with the Company or any of its executive officers, directors or affiliates that would be required to be reported under the rules of the Commission. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between Purchaser, any of its affiliates or, to the best knowledge of Purchaser, any of the persons listed on Schedule II, and the Company or its affiliates concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, election of directors or a sale or other transfer of a material amount of assets.

          During the last five years, neither Purchaser nor any of the persons listed on Schedule II hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

          Certain information concerning the directors and executive officers of the Company is set forth in Schedule II hereto.

          Available Information. Purchaser is a privately-held company and is generally not subject to the informational filing requirements of the Exchange Act, and is generally not required to file reports, proxy statements and other information with the Commission relating to its businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, Purchaser filed with the Commission the Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the Commission's customary charges, by writing to the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and (ii) by accessing the Commission's website on the Internet at http://www.sec.gov.

                 The Information Agent for the Tender Offer is:
                    CORPORATE INVESTOR COMMUNICATIONS, INC.

     Questions and requests for assistance may be directed to Corporate Investor Communications, Inc. at (877) 977-6194. Corporate Investor Communications, Inc. is acting as the Information Agent for the Offer.